UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

 Under the Securities Exchange Act of 1934
(Amendment No. __ )*

Cascade Financial Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

147272108
(CUSIP Number)

Mr. Craig Skotdal
Skotdal Real Estate
2707 Colby Ave Ste 1200
Everett, WA 98201
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 147272108

(1) Names of reporting persons Craig Skotdal
(2) Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions) PF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6) Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:

(7) Sole Voting Power 1,043,794 (8.66%)
(8) Shared Voting Power 0 (0%)
(9) Sole Dispositive Power 367,925 (3.05%)
(10) Shared Dispositive Power 0 (0%)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person 1,043,794
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13) Percent of Class Represented by Amount in Row (11) 8.66%
(14) Type of Reporting Person (See Instructions) IN

CUSIP No. 147272108

(1) Names of reporting persons Andrew Skotdal
(2) Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions) PF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6) Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:

(7) Sole Voting Power 0 (0%)
(8) Shared Voting Power 0 (0%)
(9) Sole Dispositive Power 346,571 (2.88%)
(10) Shared Dispositive Power 0 (0%)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person 346,571
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13) Percent of Class Represented by Amount in Row (11) 2.88%
(14) Type of Reporting Person (See Instructions) IN

CUSIP No. 147272108

(1) Names of reporting persons Skotdal Quality Investments, L.L.C.
(2) Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions) WC
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6) Citizenship or place of organization Washington (See Item 2 for More Information)
Number of shares beneficially owned by each reporting person with:

(7) Sole Voting Power 0 (0%)
(8) Shared Voting Power 0 (0%)
(9) Sole Dispositive Power 243,665 (2.02%)
(10) Shared Dispositive Power 0 (0%)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person 243,665
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13) Percent of Class Represented by Amount in Row (11) 2.02%
(14) Type of Reporting Person (See Instructions) OO

CUSIP No. 147272108

(1) Names of reporting persons Skotdal Enterprises, Inc
(2) Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions) WC
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6) Citizenship or place of organization Washington (See Item 2 for More Information)
Number of shares beneficially owned by each reporting person with:

(7) Sole Voting Power 0 (0%)
(8) Shared Voting Power 0 (0%)
(9) Sole Dispositive Power 50,000 (0.042%)
(10) Shared Dispositive Power 0 (0%)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person 50,000
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13) Percent of Class Represented by Amount in Row (11) 0.042%
(14) Type of Reporting Person (See Instructions) CO

CUSIP No. 147272108

(1) Names of reporting persons Arthur & Marianne Skotdal Revocable Trust
(2) Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions) OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6) Citizenship or place of organization N/A (See Item 2 for More Information)
Number of shares beneficially owned by each reporting person with:

(7) Sole Voting Power 0 (0%)
(8) Shared Voting Power 0 (0%)
(9) Sole Dispositive Power 35,633 (0.030%)
(10) Shared Dispositive Power 0 (0%)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person 35,633
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13) Percent of Class Represented by Amount in Row (11) 0. 030%
(14) Type of Reporting Person (See Instructions) OO

Item 1. Security and Issuer

Common Stock
Cascade Financial Corporation
2828 Colby Avenue
Everett, WA 98201

Item 2. Identity and Background

(a) Name of Group Member: Craig G. Skotdal
(b) Address: 2707 Colby Ave., Suite 1200, Everett, WA 98201
(c) Principal occupation and employer: Manager at Skotdal Enterprises, Inc., a real estate development and management firm at 2707 Colby Ave., Suite1200, Everett, WA 98201.
(d) Criminal convictions within five years: None
(e) Securities law violations within five years: None
(f) Citizenship: U.S.A.

(a) Name of Group Member: Skotdal Quality Investments, L.L.C.
(b) State of Organization: State of Washington.
(c) Address: 2707 Colby Ave., Suite 1200, Everett, WA 98201
(d) Principal Business: Passive Investments.
(e) Criminal convictions within five years: None
(f) Securities law violations within five years: None

(a) Name of Group Member: Skotdal Enterprises, Inc.
(b) State of Organization: State of Washington.
(c) Address: 2707 Colby Ave., Suite 1200, Everett, WA 98201
(d) Principal Business: Real Estate
(e) Criminal convictions within five years: None
(f) Securities law violations within five years: None

(a) Name of Group Member: Arthur & Marianne Revocable Living Trust
(b) State of Organization: N/A
(c) Address: 2707 Colby Ave., Suite 1200, Everett, WA 98201
(d) Principal Business: N/A
(e) Criminal convictions within five years: None
(f) Securities law violations within five years: None

(a) Name of Group Member: Andrew P. Skotdal
(b) Address: P.O. Box 5267, Everett, WA 98206-5267
(c) Principal occupation and employer: Manager at KRKO Radio, a radio station with offices at 2707 Colby Ave., Suite 1380, Everett, WA 98201
(d) Criminal convictions within five years: None
(e) Securities law violations within five years: None
(f) Citizenship: U.S.A.

Item 3. Source and Amount of Funds or Other Consideration

All recent purchase reported in Item 4(b) below were for cash with personal funds and not borrowed, and to the best of the undersigned’s knowledge, all shares previously accumulated were purchased for cash from personal funds and not borrowed.

Item 4. Purpose of Transaction

The shares were acquired solely for investment purposes.  Members of the group may acquire additional shares for investment.  Members of the group have no present plans or proposals for any extraordinary corporate changes or transactions concerning the issuer.  However, Craig Skotdal is a member of the board of directors of the Issuer.

Item 5. Interest in Securities of the Issuer.

(a)        Based on information received from the Issuer, the aggregate number of shares outstanding of the class identified pursuant to Item 1 is 12,047,927.

Craig Skotdal

Sole Voting Power 1,043,794 (8.66%)
Shared Voting Power 0 (0%)
Sole Dispositive Power 367,925 (3.05%)
Shared Dispositive Power 0 (0%) (with Andrew Skotdal)
Aggregate Amount Beneficially Owned by Each Reporting Person 1,043,794 (8.66%)

Andrew Skotdal

Sole Voting Power 0 (0%)
Shared Voting Power 0 (0%)
Sole Dispositive Power 346,571 (2.88%)
Shared Dispositive Power 0 (0%) (with Craig Skotdal)
Aggregate Amount Beneficially Owned by Each Reporting Person 346,571 (2.88%)

Skotdal Quality Investments, L.L.C.

Sole Voting Power 0 (0%)
Shared Voting Power 0 (0%)
Sole Dispositive Power 243,665 (2.02%)
Shared Dispositive Power 0 (0%)
Aggregate Amount Beneficially Owned by Each Reporting Person 243,665 (2.02%)

Arthur & Marianne Skotdal Revocable Living Trust

Sole Voting Power 0 (0%)
Shared Voting Power 0 (0%)
Sole Dispositive Power 35,633 (0.030%)
Shared Dispositive Power 0 (0%)
Aggregate Amount Beneficially Owned by Each Reporting Person 35,633 (0.030%)

Skotdal Enterprises, Inc.

Sole Voting Power 0 (0%)
Shared Voting Power 0 (0%)
Sole Dispositive Power 50,000 (0.042%)
Shared Dispositive Power 0 (0%)
Aggregate Amount Beneficially Owned by Each Reporting Person 50,000 (0.042%)

(b)

            Craig Skotdal

May 9, 2008
10,000 shares purchased
$10.45/Share
Ordinary Broker Transaction

May 2, 2008
                        25,000 shares purchased
                        $10.55/Share
                        Ordinary Broker Transaction

                        April 28, 2008
                        1,000 shares purchased
                        $11.01/Share
                        Ordinary Broker Transaction

            Andrew Skotdal

May 9, 2008
10,000 shares purchased
$10.45/Share
Ordinary Broker Transaction

May 2, 2008
                        25,000 shares purchased
                        $10.55/Share
                        Ordinary Broker Transaction

                        April 28, 2008
                        1,000 shares purchased
                        $11.01/Share
                        Ordinary Broker Transaction

            Skotdal Quality Investments, L.L.C.

                        No transactions in last sixty (60) days.

            Skotdal Enterprises
May 9, 2008
10,000 shares purchased
$10.45/Share
Ordinary Broker Transaction

May 5, 2008
                        2,500 shares purchased
                        $11.05/Share
                        Ordinary Broker Transaction

                        May 2, 2008
                        20,000 shares purchased
                        $10.55/Share
                        Ordinary Broker Transaction

Arthur & Marianne Skotdal Revocable Living Trust

                        May 9, 2008
                        13,000 shares purchased
                        $10.45/Share
                        Ordinary Broker Transaction

Note: shares previously reported as being owned by Arthur W. Skotdal have been transferred to the Arthur & Marianne Skotdal Revocable Living Trust.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the agreement attached hereto as Exhibit 99.1, Craig Skotdal has the right to vote the shares owned by Andrew Skotdal, Skotdal Enterprises, Inc., Skotdal Quality Investments, L.L.C., and Arthur & Marianne Skotdal Revocable Living Trust.

Item 7. Material to be Filed as Exhibits.

            EXHIBIT 99.1             VOTING AGREEMENT

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 9, 2008	Skotdal Quality Investments, L.L.C.
by /s/ Craig Skotdal
Craig Skotdal, Manager

May 9, 2008	/s/ Andrew P. Skotdal
Andrew P. Skotdal

May 9, 2008	/s/ Craig G. Skotdal
Craig G. Skotdal

May 9, 2008	Skotdal Enterprises, Inc.
by /s/ Craig G. Skotdal
Craig G. Skotdal, President

May 9, 2008	Arthur & Marianne Skotdal Revocable Living Trust
by /s/ Craig G. Skotdal
Craig G. Skotdal, Trustee